FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Extraordinary cash distribution of Additional paid-in capital	3

"TELEFÓNICA, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Law (Ley del Mercado de Valores) hereby informs of the following:

SIGNIFICANT EVENT

Pursuant to the resolution adopted by the shareholders of "Telefónica, S.A." at their Annual General Meeting of April 11th, 2003, we hereby inform all shareholders that the Company will proceed to make the second of the two payments approved at the said General Meeting as an extraordinary cash distribution of additional paid-in capital.

Consequently, on October 15th, 2003 "Telefónica, S.A." will pay to all duly entitled outstanding Company shares the amount of twelve euro cents (0.12 euros) per share.

This payment shall be executed on the aforesaid date by Banco Bilbao Vizcaya Argentaria, S.A. through the participating entities ("entidades participantes") affiliated to the Spanish Management Company of Securities Registration, Clearing and Settlement Systems (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores).

It is hereby placed on record that the shares entitled to participate in this extraordinary cash distribution of additional paid-in capital are all shares of the Company issued and outstanding, except for own shares held as treasury stock by "Telefónica, S.A.".

Madrid, October 3th, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 3rd, 2003	By:
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors